UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Okmin Resources, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

67921K100
(CUSIP Number)

November 12, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 6721K100	13G/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS

Shmuel Naparstek
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
	5	SOLE VOTING POWER

10,100,000
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		10,100,000
	8	SHARED DISPOSITIVE POWER

0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,100,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.6%
12	TYPE OF REPORTING PERSON
IN

CUSIP No. 6721K100	13G/A	Page 3 of 5 Pages

Item 1. Security and Issuer.

(a)	Name of Issuer:

Okmin Resources, Inc.

(b)	Address of Issuer:

16501 Ventura Blvd., Suite 400, Encino, California 91436

Item 2. Identity and Background.

(a)	Name of Person Filing:

Shmuel Naparstek

(b)	Address of Principal Business Office or, if none, Residence:

1633 S. Crest Drive, Los Angeles, California 90035

(c)	Citizenship or Place of Organization:

USA

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

6721K100

Item 3.

Not applicable.

CUSIP No. 86721K100	13G/A	Page 4 of 5 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 10,100,000 shares

(b)	Percent of class: 8.6% This percentage was calculated based on a total of 117,174,921 shares of Common Stock outstanding.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 10,100,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 10,100,000

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

67921K100	13G/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

November 22, 2024	By:	/s/ Shmuel Naparstek
Shmuel Naparstek